SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
8/21/12


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
845,158

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
845,158
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
845,158

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

23.71%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #3 to the schedule 13d filed July 16,2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.

ITEM 4. PURPOSE OF TRANSACTION
On July 2, 2012, the Fund announced that (1) a proposal by the Board of Directors to liquidate the Fund was not approved by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of capital stock at the annual meeting, and (2) the Fund will continue its operations as a registered investment company in accordance with its stated investment objective and policies. It also announced that the Board of Directors will meet to consider what, if any, steps to take in the best interests of the Fund and its stockholders.

The filing group believes that the overwhelming majority of votes cast at the meeting were in favor of the liquidation proposal. Therefore, it believes the status quo is unacceptable and that Board has a fiduciary duty to act promptly to afford stockholders liquidity at or close to net asset value. Should the Board fail to act promptly, the filing group may consider other options including seeking representation on the Board.

The filing group has communicated its views to management and has proposed a plan to afford shareholders an opportunity to sell their shares at or close to NAV. If no such plan is announced by September 30, 2012, the filing persons may consider other options including seeking control of the Fund.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the N-CSRS filed on March 9, 2012 there were 3,564,814 shares of common stock outstanding as of December 31, 2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 845,158 shares of TF or 23.71% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) Since the last filing on 8/03/12 the following shares of TF were purchased:

Date		        Shares		Price
08/03/12		1,729		10.6400
08/06/12		6,940		10.7200
08/07/12		2,962		10.7500
08/08/12		2,650		10.7700
08/09/12		200		10.7800
08/13/12		600		10.6800
08/16/12		100		10.8000
08/20/12		3,500		10.8200



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 8/21/2012

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos